Exhibit 99.2

Fanhua Announces Quarterly Dividend Policy and Increase of Dividend Payout Ratio

GUANGZHOU, China, September 18, 2017 (GLOBENEWSWIRE) – Fanhua Inc.(Nasdaq:FANH) (the “Company” or “Fanhua”), a leading independent online-to-offline financial services provider operating in China, today announced that its board of directors (the “Board”) has modified its dividend policy to adopt a quarterly payment schedule in lieu of an annual dividend. Under the revised policy, dividends will be declared and paid on a quarterly basis, at an amount equivalent to no less than 50% of net income attributable to the Company’s shareholders in each quarter instead of no less than 30% under the annual dividend policy previously announced on April 20, 2017. The Company expects to declare the first quarterly dividend by the end of November.

Mr. Chunlin Wang, Chairman of the Board and Chief Executive Officer of Fanhua, stated, “My team and I believe that no business, large or small, can be considered successful without making a profit. We also believe that management’s value lies in their ability to create long term value for shareholders while enabling employees and, in our case, our sales agents, to have a highly respected and fulfilling career that can provide them a strong sense of accomplishment.

“We have enjoyed strong growth in operating profit over the past consecutive four quarters. Fanhua has shown great potential for sustained profitability and operating cash flow, which demonstrates the success of the adjustment to our business strategy over the past seven years. Therefore, with the approval of the Board, management has decided to implement a more generous dividend policy to better reward our shareholders for their trust and support.

“We believe our ability to generate strong cash flow and our solid cash position will provide sufficient capital to support both the boost in dividend payments and our long term business development.”

About Fanhua Inc.

Fanhua Inc., formerly known as CNinsure Inc., is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services provided by over 90 insurance companies to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) Baoxian.com, a consumer-oriented online entry portal for comparing and purchasing hundreds of health, accident, travel and homeowner insurance products provided by over 30 insurance companies; (2) CNpad App, a mobile sales support application that helps insurance agents provide real-time quotations and online transactions of a wide spectrum of auto insurance, life insurance and wealth management products to customers; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

Our offline insurance distribution and service networks cover 29 provinces across China, including most economically developed cities and regions in China.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Contact: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.